FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fourth Quarter and Fiscal Year 2012 Ended June 30, 2012

Q4 Financial Highlights

•	Quarterly revenues of $88.1 million, representing an increase of 22.6% compared to $71.9 million year-over-year, and an increase of 33.2% compared to $66.1 million quarter-over-quarter.

•	Gross margin at 41.4%, as compared to 28.8% year-over-year, and 39.3% quarter-over-quarter

•	Non-GAAP net income attributable to Hollysys of $12.5 million, representing an increase of 77.4% as compared to $7.0 million year-over-year, and an increase of 7.2% as compared to $11.6 million quarter-over-quarter.

•	Non-GAAP Diluted EPS at $0.22 reported for the quarter, as compared to $0.13 year-over-year, and $0.21 quarter-over-quarter.

•	Backlog of $389.8 million as of June 30, 2012, a 31.5% increase compared to $296.4 million year-over-year, and 3.0% decrease compared to $401.8 million quarter-over-quarter.

•	Quarterly DSO of 139 days, as compared to 129 days year-over-year, and 160 days quarter-over-quarter.

•	Inventory turn-over days of 53 days for this quarter compared to 63 days year-over-year, and 68 days quarter-over-quarter.

•	Generate net cash provided by operating activities of $0.5 million for this quarter.

Fiscal Year Financial Highlights

•	Revenues of $321.7 million, representing an increase of 22.4% compared to $262.8 million year-over-year

•	Gross margin at 39.3%, as compared to 34.7% year-over-year.

•	Non-GAAP net income attributable to Hollysys of $57.4 million, as compared to $42.0 million and a 36.5% increase year-over-year

•	Non-GAAP Diluted EPS at $1.03 reported for the fiscal year, as compared to $0.76 year-over-year

•	DSO of 145 days, as compared to 124 days year-over-year.

•	Inventory turnover of 54 days, versus 58 days year-over-year.

•	$57.2 million cash provided by operating activities for fiscal year 2012.

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 2

Beijing, China – August 14, 2012 – Hollysys Automation Technologies, Ltd. (Nasdaq: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2012 fourth quarter and fiscal year ended on June 30, 2012 (see attached tables).

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: "We are very pleased to report solid financial and operational performance for the fourth quarter and fiscal year 2012 and we feel excited about our achievements and breakthroughs in several sectors, here I would like to take this opportunity to discuss some key events and developments during this quarter as well as in this fiscal year:

Industrial automation business continues its strong growth momentum in both revenue and new orders performance bolstered by our well set expansion and total solution strategies. We are pleased that we completed the development of and released our 5th generation DCS (Distributed Control System), which represents higher reliability, stability, better safety protection and user-friendliness with advanced system architecture, hardware, software designs and industry expert solutions. The 5th generation DCS is more competitive compared with multinational’s products and will be the best cost performance product in the market. Besides, we completed the development and certified our SIS (Safety Instrumented System) –HiaGuard with SIL3 (Safety Integrity Level 3) in compliance with international standards and won great respect and recognition from the world ranking certification company TÜV Rheinland for our extraordinary innovation capability, high working moral, and rigorous development procedures. HiaGuard is the first domestically developed technology and breaks the monopoly by foreign systems in China. Hollysys’ HiaGuard can be applied for ESD (Emergency Shutdown System), PSD (Process Shutdown System), FGS (Fire and Gas Systems) and etc for various industries. This system not only brings us to a wholly new industry which we will transform the market scenario like our DCS has done, but also complements our total solution providing for our end customers. More excitingly, within the vast industrial automation market we have found enormous demand to apply our automation devices and solution to address customers heightened concern of energy consumption, safety, environmental protection as well as labor cost reduction; what’s more, we are focusing on growing the post sales service based on our large client base and addressing customers’ needs. We believe that, leveraging our strong R&D, customization and innovation capability, brand name recognition and market penetration capability, we will continue to penetrate China’s industrial market and strive to be the absolute market leader in China’s automation and control industry.

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 3

In the high-speed rail sector, besides the contract we won from Hong Kong MTR Corporation Ltd to provide the complete suite of high-speed rail signaling system to Shenzhen-Hong Kong Express Rail during the last quarter, we also signed a contract with Ministry of Railways (MOR) to supply our ground-based signaling system to Xi’an-Baoji high-speed rail line after the long halt of China’s domestic high-speed rail construction. This line restores public confidence in high-speed construction and enhances our faith that China will continue to develop its high-speed rail network in the face of rising public demand for traveling efficiency and future economic development. Given China’s unchanged high-speed rail construction plan stated in China’s 12th Five Year Plan and increased high-speed rail infrastructure investment for this calendar year 2012, we are more than confident that high-speed rail will continue to bring us significant revenue contribution for the company. Besides, we have certified all of our high-speed rail signaling system including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer), Interlocking system and others according to international standards and passed the Safety Integrity Level 4 (SIL4) certification. In light of China’s heightened consciousness of rail transportation safety, SIL4 certification becomes more and more to be an important criteria and measurement for the qualification of high-speed rail signaling systems providing. We believe that with our solid market position, strong R&D capability, tight control of our design and production and well-reputed track records, Hollysys will continue to leverage on its core growth pillar foundations to benefit from the recovery of China high-speed rail expansion;

In the subway sector, besides the contracts we signed with Hong Kong MTR and Beijing Metro Construction and Administration Corporation to supply our proprietary SCADA (Surveillance Control and Data Acquisition) system to Shenzhen-Hong Kong Express Rail and Beijing Subway Line 14, we are well on track of subway signaling system development and certification with international standards, among which ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking ) have passed SIL2 and SIL4 certification respectively in compliance with international standards, other products including ATO (Automatic Train Operation), ATP (Automatic Train Protection) and ZC (Zone Controller) will pass SIL4 certification by the end of calendar year 2012. We believe the subway signaling system will bring us to a higher level in competing with other players to propel our subway business in both Chinese and international market leveraging our solid track record and brand-name recognition.

Also in the nuclear automation sector, we are very pleased that we continuously provide our proprietary non-safety automation and control systems to the nuclear power stations. In June quarter, we provided our proprietary non-safety automation and control software platform to #3 and #4 reactors of Hongyanhe Nuclear Power Station and #3 and #4 of Ningde Nuclear Power Station, each valued approximately $2.2 million. And in August, we signed a contract to supply our non-safety automation and control products to Second Phase of Qinshan Nuclear Power Station reconstruction project valued approximately $3.0 million. Hollysys, as the only domestic automation and control technology provider to nuclear power industry in China, will continue to leverage the strategic alliance with the largest nuclear builder and operator in China, China Guangdong Nuclear Power Holdings Corp. to further penetrate the nuclear automation and control market both in China and abroad.

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 4

I am attaching '2012 Letter to the Investors' with this earnings release. I hope it would provide more ideas and help investors have better understanding of our growth strategies and business development. We are aiming to deliver the best automation and control technology and products to customers and grow this company to be one of the world’s leading automation and control enterprises, and continue to create value for our shareholders.

In addition, Hollysys investors are invited to attend our Annual Investor Day in the middle of October at our Beijing premises, which will be filled with showcasing our whole executive team, insightful presentations from various corporate executives and facility tour, to further enhance our transparency, corporate investor relations and communication. Our shareholders who would like to participate in this annual event shall contact their brokerage firms to arrange the reservation; we are looking forward to meeting with you in October at our premises."

The Fourth Quarter and Fiscal Year 2012 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Fiscal year ended
	June 30, 2012	June 30, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Revenues	$88,117	71,863	22.6%	321,704	262,842	22.4%
Integrated contract revenue	$83,829	67,578	24.0%	304,967	248,576	22.7%
Products sales	$4,288	4,285	0.1%	16,736	14,266	17.3%
Cost of revenues	$51,610	51,188	0.8%	195,357	171,713	13.8%
Gross profit	$36,507	20,675	76.6%	126,347	91,129	38.6%
Total operating expenses	$19,547	12,135	61.1%	60,045	45,886	30.9%
Selling	$6,489	6,171	5.2%	27,637	20,446	35.2%
General and administrative	$7,985	2,749	190.4%	25,161	16,119	56.1%
Research and development	$7,014	5,505	27.4%	25,552	20,133	26.9%
VAT refunds and government subsidies	$(1,942)	(2,289)	(15.2)%	(18,306)	(10,812)	69.3%
Income from operations	$16,961	8,539	98.6%	66,302	45,243	46.5%
Other (expense) income, net	$(223)	408	(154.8)%	1,068	(208)	(613.3)%
(Loss) gain on disposal of long term investments	$-	(50)	(100.0)%	2,044	1,401	45.9%
Dilution gain on share of an equity investee	-	757	(100.0)%	-	757	(100.0)%
Share of net income (loss) of equity investees	$354	488	(27.5)%	(3)	2,848	(100.1)%
Interest income (expense), net	$40	(411)	(109.7)%	(1,346)	(1,579)	(14.7)%
Income tax expenses	$4,611	2,633	75.2%	10,352	6,444	60.7%
Non-GAAP net income (loss) attributable to non-controlling interest	$52	71	(26.7)%	352	(5)	(7,305.2)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$12,468	7,028	77.4%	57,361	42,022	36.5%
Non-GAAP basic EPS	$0.22	0.13	69.2%	1.03	0.77	33.8%
Non-GAAP diluted EPS	$0.22	0.13	69.2%	1.03	0.76	35.5%

Stock-based compensation cost	$725	156	366.2%	1,139	552	106.4%
GAAP net income attributable to Hollysys Automation Technologies Ltd.	$11,743	6,872	70.9%	56,222	41,470	35.6%
Basic GAAP EPS	$0.21	0.13	61.5%	1.01	0.76	32.9%
Diluted GAAP EPS	$0.21	0.12	75.0%	1.01	0.75	34.7%

Basic weighted average ordinary shares outstanding	55,998,917	54,692,129	2.4%	55,659,765	54,564,842	2.0%
Diluted weighted average ordinary shares outstanding	56,063,561	54,988,505	2.0%	55,828,361	54,949,280	1.6%

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 5

Operational Results Analysis for the fourth quarter ended June 30, 2012

For the three months ended June 30, 2012, total revenues increased by 22.6% to $88.1 million, from $71.9 million in the prior fiscal year period. Of the total revenues, revenue from integrated contracts increased by 24.0% to $83.8 million, as compared to $67.6 million for the same period of the prior year. The Company’s integrated contract revenue by segment was as followings:

	Three months ended June 30,
(In USD million)	2012		2011
	$	% to Total Revenue	$	% to Total Revenue
	(Unaudited)		(Unaudited)
Industrial Automation	48.5	58.0%	38.8	57.4%
Rail Transportation	28.2	33.6%	28.8	42.6%
Overseas	7.1	8.4%	-	-
Total	83.8	100.0%	67.6	100.0%

The rail transportation revenue of $28.2 million for the three months ended June 30, 2012 consisted of high-speed rail revenue of $18.9 million and subway automation revenue of $9.3 million.

As a percentage of total revenues, overall gross margin was 41.4% for the three months ended June 30, 2012, as compared to 28.8% for the same period of last year. The gross margin for integrated contracts and product sales were 40.8% and 54.1% for the three months ended June 30, 2012, as compared to 26.9% and 57.6% for the same period of last year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin.

For the three months ended June 30, 2012, selling expenses were $6.5 million, compared to $6.2 million year over year, representing an increase of $0.3 million, or 5.2%, mainly due to the Company’s expanded sales network and increased selling staff. As a percentage of total revenues, selling expenses were 7.4% and 8.6% for the three months ended June 30, 2012, and 2011, respectively.

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 6

General and administrative expenses, excluding non-cash stock-based compensation expense, were $8.0 million for the quarter ended June 30, 2012, representing an increase of $5.3 million, or 190.4%, as compared to $2.7 million for the same period of prior year. The large increase was mainly due to an increase of $3.2 million in exchange loss, which was mainly contributed by an exchange loss of $1.6 million regarding intercompany current accounts translation between SGD and USD recognized during this quarter, offset by an exchange gain of $1.4 million regarding intercompany current accounts translation between RMB and USD recorded during the prior year quarter; an increase of $1.3 million contributed by the newly acquired subsidiaries, and an increase of $0.7 million in allowance for doubtful accounts. As a percentage of total revenues, G&A expenses were 9.1% and 3.8% for the three months ended June 30, 2012 and 2011, respectively. Including the non-cash stock compensation cost recorded on a GAAP basis, G&A expenses were $8.7 million and $2.9 million for three months ended June 30, 2012 and 2011, respectively.

Research and development expenses were $7.0 million for the three months ended June 30, 2012, compared to $5.5 million year over year, representing an increase of $1.5 million, or 27.4%. Compared to the same period of prior year, the increase was mainly due to the Company’s increased R&D activities. As a percentage of total revenues, R&D expenses were 8.0% and 7.7% for the quarter ended June 30, 2012 and 2011, respectively.

The VAT refunds and government subsidy amounted to $1.9 million for three months ended June 30, 2012, as compared to $2.3 million for the comparative prior year period, representing a decrease of $0.4 million, or 15.2%.

The income tax expenses and the effective tax rate were $4.6 million and 28.1% for the three months ended June 30, 2012, as compared to $2.6 million and 27.5% for the same prior year period. The large income tax expenses for this quarter was mainly due to an income tax expense of $1.6 million related to an adjustment in the fourth quarter for certain expenses incurred during the year that are determined not to be deductible for tax purposes. For the fiscal year ended June 30, 2012, the effective tax rate was 15.5%, as compared to 13.5% for the prior year.

For the three months ended June 30, 2012, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation cost was $12.5 million or $0.22 per diluted share based on 56 million shares outstanding. This represents an increase of $5.5 million, or 77.4%, over the $7.0 million, or $0.13 per share based on 55 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $11.7 million, or $0.21 per diluted share representing an increase of $4.8 or 70.9%, over the $6.9 million, or $0.12 per diluted share reported in the prior year period.

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 7

Operational Results Analysis for the fiscal year ended June 30, 2012

For the fiscal year 2012, total revenues increased by 22.4% to $321.7 million, from $262.8 million of the prior year. Of the total revenues, revenue from integrated contracts increased by 22.7% to $305.0 million, from $248.6 million for the prior fiscal year. The Company’s integrated contract revenue by segment was as followings:

	Fiscal year ended June 30,
(In USD million)	2012		2011
	$	% to Total Revenue	$	% to Total Revenue
	(Unaudited)		(Unaudited)
Industrial Automation	181.7	59.6%	133.1	53.5%
Rail Transportation	99.1	32.5%	115.5	46.5%
Overseas	24.2	7.9%	-	-
Total	305.0	100.0%	248.6	100.0%

The rail transportation revenue of $99.1 million for fiscal year 2012 consisted of high-speed rail revenue of $66.0 million and subway automation revenue of $33.1 million.

As a percentage of total revenues, overall gross margin was 39.3% for the fiscal year 2012, as compared to 34.7% for the prior year. The gross margin for integrated contracts and product sales were 38.0% and 62.9% for fiscal 2012, as compared to 33.5% and 55.4% for the prior year. The gross margin fluctuation was mainly due to the different revenue mix with different margin.

For fiscal year 2012, selling expenses were $27.6 million, representing an increase of $7.2 million, or 35.2%, as compared to $20.4 million year over year. The increase was mainly due to the Company’s expanded sales network and increased selling staff. As a percentage of total revenues, selling expenses were 8.6% and 7.8% for fiscal year 2012 and 2011, respectively.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $25.2 million for the fiscal year 2012, increased by $9.1 million, or 56.1%, as compared to $16.1 million year over year. The large increase was mainly due to an increase of $4.9 million contributed by the newly acquired subsidiaries; an increase of $2.4 million in exchange loss, regarding intercompany current accounts translation between SGD, RMB and USD; and an increase of $1.6 million in allowance for doubtful accounts. As a percentage of total revenues, G&A expenses were 7.8% and 6.1% for the fiscal year 2012 and 2011, respectively. Including the non-cash stock compensation cost recorded on a GAAP basis, G&A expenses were $26.3 million and $16.7 million for fiscal year, 2012 and 2011, respectively.

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 8

Research and development expenses were $25.6 million for fiscal year 2012, compared to $20.1 million for last year, increased by $5.5 million, or 26.9%, mainly due to the Company’s increased R&D activities. As a percentage of total revenue, R&D expenses were 7.9% and 7.7% for fiscal year 2012 and 2011, respectively.

The VAT refunds and government subsidy amounted to $18.3 million for fiscal year 2012, as compared to $10.8 million for fiscal year 2011, representing an increase of $7.5 million, or 69.3%, mainly due to the PRC government approving a VAT refund of $5.3 million in fiscal 2012 related to sales generated during January to June 2011.

The gain on disposal of long term investments amounted to $2.0 million for fiscal year 2012, which Beijing Hollysys, the Company’s wholly-owned subsidiary, disposed 10% equity interest in China Techenergy Co., Ltd. by consideration of RMB 27.8 million (approximately $4.4 million), and recognized a disposal gain of $2.0 million during this year. After this transaction, Beijing Hollysys continues to hold 40% equity interest in China Techenergy.

The income tax expenses and effective tax rate were $10.4 million and 15.5% for the fiscal year 2012, compared to $6.4 million and 13.5% for the prior year. The large income tax expenses for this year was mainly due to an income tax expense of $2.7 million related to certain expenses incurred during the year that were determined not to be deductible for tax purposes.

For the fiscal year 2012, the non-GAAP net income excluding non-cash stock compensation cost was $57.4 million or $1.03 per diluted share based on 56 million shares outstanding. This represents an increase of $15.4 million, or 36.5%, over the $42.0 million, or $0.76 per share based on 55 million shares outstanding, reported in the prior year. On a GAAP basis, net income attributable to Hollysys was $56.2 million, or $1.01 per diluted share representing an increase of $14.7 million, or 35.6%, over the $41.5 million, or $0.75 per share reported in the prior year.

Backlog Highlights

Hollysys’ backlog as of June 30, 2012 was $389.8 million, compared to $401.8 million on March 31, 2012, and $296.4 million on June 30, 2011. The large increase was mainly contributed by a backlog of $63.2 million, brought by contracts with Hong Kong MTR Corporation to provide High-Speed Rail Signaling Systems. The detailed breakdown of the backlog by segment is as followings:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
(In USD million)	2012-6-30		2012-3-31			2011-6-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
	(Unaudited)		(Unaudited)			(Unaudited)
Industrial Automation	150.9	38.7%	144.8	36.0%	4.2%	120.5	40.7%	25.2%
Rail Transportation	196.9	50.5%	208.4	51.9%	(5.5%)	175.9	59.3%	12.0%
Overseas	42.0	10.8%	48.6	12.1%	(13.6%)	-	-
Total	389.8	100.0%	401.8	100.0%	(3.0%)	296.4	100.0%	31.5%

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 9

Cash Flow Highlights

The net cash provided by operating activities was $0.5 million for the three months ended June 30, 2012; Including investing and financing activities, the total net cash outflow for this quarter was $29.8 million, mainly due to $21.6 million deposited in banks from current accounts to time deposits with maturities between six months and one year, $5.3 million used for repayment of short-term loans, $2.5 million used for purchase of property, plant and equipment, and $2.0 million used for repayment of long-term loans.

For fiscal year 2012, the total net cash inflow was $5.7 million, mainly consisted of $57.2 million provided by operating activities, $4.4 million proceeds from disposal of long term investments, and $3.3 million proceeds from disposing property, plant and equipment; offset by $21.6 million deposited in banks from current accounts to time deposits with maturities between six months and one year, $12.3 million used for repayment of short-term loans, $8.3 million used for purchase of property, plant and equipment, $8.2 million used for repayment of amounts due to the former shareholders of Concord, and $6.0 million used for repayment of long-term loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with maturities over three months were $117.9 million, $126.2 million, and $90.7 million as of June 30, 2012, March 31, 2012, and June 30, 2011, respectively. Of the total $117.9 million as of fiscal year 2012 end, cash and cash equivalents were $96.3 million, and time deposits with maturities over three months were $21.6 million.

For the three months ended June 30, 2012, Days Sales Outstanding (“DSO”) is 139 days, as compared to 129 days year over year and 160 days quarter over quarter; and inventory turnover is 53 days, as compared to 63 year over year and 68 days quarter over quarter. For the year ended June 30, 2012, DSO is 145 days as compared to 124 days for the prior year; and inventory turnover is 54 days as compared to 58 days for the prior year.

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 10

Outlook for FY 2013

Dr. Wang concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we project our revenue in the range of $385 million to $410 million and non-GAAP net income in the range of $63 million to $67 million for fiscal year 2013.

It is worth mentioning that the relatively slower expected growth rate of net income for fiscal year 2013 compared with that of revenue is because we recognized 18-months’ VAT refunds in fiscal year 2012 due to the government’s delayed issuance of new VAT refund policy. Without this factor’s influence, investors could expect similar growth rate for both revenue and net income for fiscal year 2013 compared with the prior year.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/9:00 PM Beijing time on Wednesday, August 15, 2012. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 16234525.

1-866-519-4004 (USA)

800-930-346 (HK)

+852-24750994 (HK)

800-819-0121 (China Landline)

400-620-8038 (China Mobile)

+ 65-67239381 (International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 50 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 3000 customers more than 10,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 11

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US Dollars)

	Three months ended June 30,		Fiscal year ended June 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$83,828,981	$67,578,258	$304,967,477	$248,576,098
Products sales	4,287,809	4,284,909	16,736,455	14,265,788
Total revenues	88,116,790	71,863,167	321,703,932	262,841,886

Cost of integrated contracts	49,642,555	49,369,575	189,152,826	165,354,157
Cost of products sold	1,967,271	1,818,705	6,204,356	6,359,013
Gross profit	36,506,964	20,674,887	126,346,750	91,128,716

Operating expenses
Selling	6,489,347	6,171,298	27,636,866	20,445,846
General and administrative	8,709,659	2,904,590	26,300,800	16,671,448
Research and development	7,014,091	5,504,524	25,552,297	20,132,575
VAT refunds and government subsidies	(1,942,191)	(2,289,430)	(18,306,056)	(10,811,919)
Total operating expenses	20,270,906	12,290,982	61,183,907	46,437,950

Income from operations	16,236,058	8,383,905	65,162,843	44,690,766

Other (expense) income, net	(223,455)	407,600	1,068,158	(208,093)
(Loss) gain on disposal of long term investments	-	(50,094)	2,043,977	1,400,533
Dilution gain on share of an equity investee	-	756,619	-	756,619
Share of net income (loss) of equity investees	353,774	488,236	(3,141)	2,847,866
Interest income (expense), net	39,729	(410,905)	(1,345,772)	(1,578,610)
Income before income taxes	16,406,106	9,575,361	66,926,065	47,909,081

Income taxes expenses	4,611,241	2,632,545	10,352,318	6,443,967
Net income	11,794,865	6,942,816	56,573,747	41,465,114

Less: Net income (loss) attributable to non-controlling interests	51,738	70,544	351,900	(4,884)
Net income attributable to Hollysys Automation Technologies Ltd.	$11,743,127	$6,872,272	$56,221,847	$41,469,998

Weighted average number of ordinary shares	55,998,917	54,692,129	55,659,765	54,564,842

Weighted average number of diluted ordinary shares	56,063,561	54,988,505	55,828,361	54,949,280

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.21	0.13	1.01	0.76

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.21	0.12	1.01	0.75

Other comprehensive (loss) income
Translation adjustments, net of nil tax	(338,501)	1,414,884	5,910,090	9,308,905
Comprehensive income, net of tax	11,456,364	8,357,700	62,483,837	50,774,019

Less: Comprehensive (loss) income attributable to non-controlling interests	(306,005)	82,919	21,346	35,753
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$11,762,369	$8,274,781	$62,462,491	$50,738,266

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	June 30,	March 31,
	2012	2012
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$96,332,962	$126,178,593
Time deposit s with maturities over three months	21,586,896	-
Restricted cash	5,544,273	4,832,623
Accounts receivable, net of allowance for doubtful accounts of $14,287,361 and $13,626,327 as of June 30, 2012 and March 31, 2012, respectively	136,589,994	106,710,893
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,890,108 and $1,558,430 as of June 30, 2012 and March 31, 2012, respectively	115,161,236	100,326,971
Other receivables, net of allowance for doubtful accounts of $344,978 and $347,264 as of June 30, 2012 and March 31, 2012, respectively	7,287,214	7,738,132
Advances to suppliers	10,300,182	9,081,346
Amounts due from related parties	16,336,558	15,642,061
Inventories	26,745,225	28,764,216
Prepaid expenses	876,363	977,026
Income tax recoverable	139,469	171,551
Deferred tax assets	772,061	2,101,850
Total current assets	437,672,433	402,525,262

Property, plant and equipment, net	70,406,722	68,667,959
Intangible assets	594,971	-
Long term investments	16,077,567	15,857,673
Goodwill	27,588,883	29,872,841
Deferred tax assets	414,399	1,069,204

Total assets	552,754,975	517,992,939

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	-	5,334,878
Current portion of long-term bank loans	7,905,263	7,943,695
Accounts payable	78,761,476	76,929,206
Construction cost payable	923,205	927,693
Deferred revenue	59,293,745	34,882,340
Accrued payroll and related expense	6,448,623	5,379,151
Income tax payable	3,605,030	4,293,253
Warranty liabilities	3,575,920	3,033,303
Other tax payables	18,225,344	15,187,451
Accrued liabilities	7,746,036	8,028,948
Amounts due to related parties	1,964,275	2,185,521
Deferred tax liabilities	370,300	-
Total current liabilities	188,819,217	164,125,439

Long-term bank loans	24,650,779	26,763,935
Total liabilities	213,469,996	190,889,374

Commitments and contingencies

Equity
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized, 55,998,917 and 55,998,917 shares issued and outstanding as of June 30, 2012 and March 31, 2012, respectively	55,999	55,999
Additional paid-in capital	151,305,146	150,580,096
Statutory reserves	23,091,073	23,091,073
Retained earnings	130,934,342	119,191,215
Accumulated other comprehensive income	32,714,555	33,047,213
Total Hollysys Automation Technologies Ltd. stockholder’s equity	338,101,115	325,965,596

Non-controlling interests	1,183,864	1,137,969
Total equity	339,284,979	327,103,565

Total liabilities and stockholders' equity	$552,754,975	$517,992,939

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 14

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	Three months ended June 30, 2012	Fiscal year ended June 30, 2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$11,794,865	$56,573,747
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,685,903	7,587,685
Allowance for doubtful accounts	1,258,323	4,434,129
Losses on disposal of property, plant and equipment	616,143	196,117
Gain on disposal of equity investees	-	(2,043,977)
Share of net (income) loss from equity investees	(353,774)	3,141
Stock-based compensation	725,050	1,139,368
Deferred tax assets, net	1,796,089	1,713,253
Changes in operating assets and liabilities:
Accounts receivable	(16,695,919)	(16,891,513)
Cost and estimated earnings in excess of billings	(30,147,593)	(24,700,125)
Inventories	1,891,788	2,412,298
Advance to suppliers	(1,246,913)	(1,814,764)
Other receivables	328,203	4,132,144
Deposits and other assets	(635,457)	(1,118,873)
Due from related parties	(693,600)	(2,871,070)
Accounts payable	1,374,946	8,838,803
Deferred revenue	24,610,797	14,392,486
Accruals and other payable	(1,244,862)	2,966,928
Due to related parties	2,005,474	(344,006)
Income tax payable	(2,969,511)	(2,871,713)
Other tax payable	5,383,813	5,445,154
Net cash provided by operating activities	483,765	57,179,212

Cash flows from investing activities:
Time deposits placed with banks	(21,586,896)	(21,586,896)
Purchase of property, plant and equipment	(2,480,848)	(8,250,146)
Proceeds from disposing property, plant and equipment	528	3,276,341
Proceeds from disposal of long term investments	-	4,439,707
Acquisition of long term investments	-	(474,316)
Acquisition of a subsidiary, net of cash acquired	-	(5,296,855)
Net cash used in investing activities	(24,067,216)	(27,892,165)

Cash flows from financing activities:
Proceeds from short-term loans	-	563,736
Repayments of short-term loans	(5,295,409)	(12,314,261)
Repayments of long-term loans	(1,994,580)	(6,012,895)
Proceeds from options exercised	-	672,000
Repayment of amounts due to the former shareholders of a subsidiary	-	(8,243,700)
Net cash used in financing activities	(7,289,989)	(25,335,120)

Effect of foreign exchange rate changes	1,027,809	1,711,976
Net (decrease) increase in cash and cash equivalents	$(29,845,631)	$5,663,903

Cash and cash equivalents, beginning of period	$126,178,593	$90,669,059
Cash and cash equivalents, end of period	96,332,962	96,332,962

Hollysys Automation Technologies, Ltd Aug 14, 2012	Page 15

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the stock-based compensation cost, which is calculated based on the number of shares or options granted and the fair value as of the grant date. It will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended June 30,		Fiscal year ended June 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

General and administrative expenses	$8,709,659	$2,904,590	$26,300,800	$16,671,448
Minus:
Stock-based compensation cost	725,050	155,540	1,139,368	551,966
Non-GAAP general and administrative expenses	$7,984,609	$2,749,050	$25,161,432	$16,119,482

Net income attributable to Hollysys Automation Technologies Ltd.	$11,743,127	$6,872,272	$56,221,847	$41,469,998
Add:
Stock-based compensation cost	725,050	155,540	1,139,368	551,966
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$12,468,177	$7,027,812	$57,361,215	$42,021,964

Weighted average number of ordinary shares	55,998,917	54,692,129	55,659,765	54,564,842
Weighted average number of diluted ordinary shares	56,063,561	54,988,505	55,828,361	54,949,280
Non-GAAP basic earnings per share	$0.22	$0.13	$1.03	$0.77
Non-GAAP diluted earnings per share	$0.22	$0.13	$1.03	$0.76